FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from_____________to_______________


Commission file number 33-35311


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Harley-Davidson, Inc.
                             3700 West Juneau Avenue
                           Milwaukee, Wisconsin 53208








                              REQUIRED INFORMATION










 1.   Not Applicable.

 2.   Not Applicable.

 3.   Not Applicable.

 4. The Harley-Davidson Retirement Savings Plan for Salaried Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

23.   Consent of Independent Auditors









                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    Harley-Davidson
                                    Retirement Savings Plan for
                                    Salaried Employees

Date:    June 28, 1995        By:  /S/ James M. Brostowitz
                                        James M. Brostowitz
                                        Administrative Committee Member





                                    CONTENTS












Harley-Davidson Retirement Savings
  Plan for Salaried Employees
                                                                      Page

Report of independent auditors                                         5


Financial statements

   Statements of net assets available for plan benefits                6-7

   Statements of changes in net assets available for
     plan benefits                                                     8-9

   Notes to financial statements                                      10-15


Supplementary schedules                                             Schedules

   Assets held for investment                                           1

   Transactions or series of transactions in excess
     of 5 percent of the current value of
     plan assets                                                        2

   A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.



Report of Independent Auditors

Plan Administrative Committee
Harley-Davidson Retirement Savings
  Plan for Salaried Employees

We have audited the accompanying statements of net assets available for plan benefits of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin                                           ERNST & YOUNG LLP

May 4, 1995


                                                HARLEY-DAVIDSON
                                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               December 31, 1994

                                                                                            Harley-
                                                                                           Davidson             Fidelity
                                               Strong Asset                                  Inc.     Fidelity Blue Chip
                                                Allocation            Participant Insurance Common    Balanced   Growth
            ASSETS                      Total      Fund     Income Fund Loan Fund  Account Stock Fund   Fund      Fund

Investments:
  Investments in securities of unaffiliated issuers, at fair value:
   Mutual fund - Fidelity
    Balanced Fund                    $ 2,579,833 $       -  $        - $       -$      - $        - $2,579,833$        -
   Mutual fund - Fidelity
    Blue Chip Growth Fund              4,991,102         -           -         -       -          -          - 4,991,102
   Mutual fund - Strong Asset
    Allocation Fund                    2,372,467 2,372,467           -         -       -          -          -         -
   Bank common trust fund -
    Marshall Money Market Fund           443,246    22,389     121,396         -       -    121,091     83,122    95,248
                                      10,386,648 2,394,856     121,396         -       -    121,091  2,662,955 5,086,350
  Investments in securities of affiliated issuer,
    at fair value-common stock of
    Harley-Davidson, Inc.              8,293,181         -           -         -       -  8,293,181          -         -

  Investments other than securities:
   Insurance group annuity investment contracts, at
    contract value (Note D)           15,192,282         -  15,192.282         -       -          -          -         -
   Life insurance policies, at cash
    surrender value (Note E)             248,368         -           -         - 248,368          -          -         -
   Notes receivable from
    participants                       1,331,016         -           - 1,331,016       -          -          -         -
                                      16,771,666         -  15,192,282 1,331,016 248,368          -          -         -

   Total investments                  35,451,495 2,394,856  15,313,678 1,331,016 248,368  8,414,272  2,662,955 5,086,350

Interest receivable                          727        22         166         -       -        272        129       138
Cash                                          57         -           -        57       -          -          -         -

Other assets:
  Participant contributions receivable   133,502    12,011      46,754         -       -     28,961     15,526    30,250
  Employer contributions receivable    1,325,565         -           -         -       -  1,325,565          -         -
Net assets available for
  plan benefits                      $36,911,346$2,406,889 $15,360,598$1,331,073$248,368 $9,769,070 $2,678,610$5,116,738




                                                HARLEY-DAVIDSON
                                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               December 31, 1993

                                                                                              Harley-
                                                    Strong                                   Davidson              Fidelity
                                                     Asset             Participant             Inc.     Fidelity  Blue Chip
                                                  Allocation              Loan   Insurance    Common    Balanced    Growth
              ASSETS                      Total      Fund   Income Fund   Fund    Account   Stock Fund    Fund       Fund

Investments:
  Investments in securities of unaffiliated issuers, at fair value:
   Mutual fund - Fidelity
    Balanced Fund                      $ 2,237,993$        -$         -$        -$        - $       - $2,237,993 $        -
   Mutual fund - Fidelity
    Blue Chip Growth Fund                2,580,921         -          -         -         -         -          -  2,580,921
   Mutual fund - Strong Asset
    Allocation Fund                      2,163,408 2,163,408          -         -         -         -          -          -
   Bank common trust fund - Marshall
    Money Market Fund                      272,079    24,556    123,954         -         -    46,041     35,758     41,770
                                         7,254,401 2,187,964    123,954         -         -    46,041  2,273,751  2,622,691
  Investments in securities of affiliated issuer,
    at fair value-common stock of
    Harley-Davidson, Inc.                4,188,743         -          -         -         - 4,188,743          -          -

  Investments other than securities:
   Insurance group annuity investment contracts, at
    contract value (Note D)             15,873,963         - 15,873,963         -         -         -          -          -
   Life insurance policies, at cash
    surrender value (Note E)               219,266         -          -         -   219,266         -          -          -
   Notes receivable from participants    1,239,134         -          - 1,239,134         -         -          -          -
                                        17,332,363         - 15,873,963 1,239,134   219,266         -          -          -

   Total investments                    28,775,507 2,187,964 15,997,917 1,239,134   219,266 4,234,784  2,273,751  2,622,691

Interest receivable                            364        28        133         -         -        90         41         72
Cash                                           492         -          -       492         -         -          -          -

Other assets:
  Participant contributions receivable      14,401     3,919      7,887         -         -       926        725         944
  Employer contributions receivable      1,174,827         -          -         -         - 1,174,827          -           -
Net assets available for
  plan benefits                        $29,965,591$2,191,911$16,005,937$1,239,626  $219,266$5,410,627 $2,274,517  $2,623,707



                                                HARLEY-DAVIDSON
                                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         Year Ended December 31, 1994

                                                                                             Harley-
                                                                                            Davidson,              Fidelity
                                            Strong Asset                                        Inc.    Fidelity   Blue Chip
                                             Allocation             Participant Insurance     Common    Balanced    Growth
          ADDITIONS                Total        Fund    Income Fund  Loan Fund   Account    Stock Fund    Fund       Fund

Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments
    (Note C)                    $ 1,499,559  $ (123,932)$        -  $        -   $      -   $1,460,704$ (234,616)$ 397,403
  Interest and dividend income    1,213,395      89,711    907,774      89,263          -       39,828    85,706     1,113

Net investment income (loss)      2,712,954     (34,221)   907,774      89,263          -    1,500,532  (148,910)  398,516

Employer contribution             1,311,374           -          -           -          -    1,311,374         -         -
Participant contributions         4,938,015     439,912  1,706,484           -          -    1,007,299   703,790 1,080,530

Total additions                   8,962,343     405,691  2,614,258      89,263          -    3,819,205   554,880 1,479,046

          DEDUCTIONS

Benefit payments and
  withdrawals                    (2,006,299)    (74,730)(1,534,031)    (21,086)         -     (209,800)  (44,284) (122,368)
Life insurance expense, less
  increase in cash surrender
  value                             (10,289)          -          -           -    (10,289)           -         -         -
Net transfers in (out)                    -    (115,983)(1,725,566)     23,270     39,391      749,038  (106,503)1,136,353

Total deductions                 (2,016,588)   (190,713)(3,259,597)      2,184     29,102      539,238  (150,787)1,013,985

Increase (decrease) in net assets
  available for plan benefits     6,945,755     214,978   (645,339)     91,447     29,102    4,358,443   404,093 2,493,031

Net assets available for plan
  benefits:
  Beginning of year              29,965,591   2,191,911 16,005,937   1,239,626    219,266    5,410,627 2,274,517 2,623,707

  End of year                   $36,911,346  $2,406,889$15,360,598  $1,331,073   $248,368   $9,769,070$2,678,610$5,116,738

                                                HARLEY-DAVIDSON
                                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         Year Ended December 31, 1993

                                                                                              Harley-              Fidelity
                                            Strong Asset                                  Davidson, Inc. Fidelity  Blue Chip
                                             Allocation             Participant Insurance     Common     Balanced   Growth
          ADDITIONS                Total        Fund    Income Fund  Loan Fund   Account    Stock Fund     Fund      Fund
Investment income:
  Net appreciation in fair value
   of investments (Note C)      $ 1,339,939  $  188,973$         -  $        -   $      -   $  571,389 $  179,966$  399,611
  Interest and dividend income    1,166,777      87,955    902,104      86,192          -       12,369     76,923     1,234

Net investment income             2,506,716     276,928    902,104      86,192          -      583,758    256,889   400,845

Proceeds from insurance
  policies                           11,687       1,778      5,334           -      4,575            -          -         -
Employer contribution             1,174,827           -          -           -          -    1,174,827          -         -
Participant contributions         4,014,394     362,523  2,043,721           -          -      638,738    446,141   523,271

Total additions                   7,707,624     641,229  2,951,159      86,192      4,575    2,397,323    703,030   924,116

          DEDUCTIONS

Benefit payments and
  withdrawals                    (1,285,030)    (84,709)  (987,005)     (3,427)    (2,120)     (83,346)   (86,191)  (38,232)
Life insurance expense, less
  increase in cash surrender
  value                             (14,024)          -          -           -    (14,024)           -          -         -
Net transfers in (out)                    -    (497,052)(1,798,153)    223,820     33,198      554,728    867,696   615,763

Total deductions                 (1,299,054)   (581,761)(2,785,158)    220,393     17,054      471,382    781,505   577,531

Increase in net assets available
  for plan benefits               6,408,570      59,468    166,001     306,585     21,629    2,868,705  1,484,535 1,501,647

Net assets available for plan
  benefits:
  Beginning of year              23,557,021   2,132,443 15,839,936     933,041    197,637    2,541,922    789,982 1,122,060

  End of year                   $29,965,591  $2,191,911$16,005,937  $1,239,626   $219,266   $5,410,627 $2,274,517$2,623,707

                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994


Note A - Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the "Plan"), formerly known as the Harley-Davidson, Inc. Retirement Savings Plan for Salaried Employees, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc., Harley-Davidson Motor Company (the "Sponsor") and H-D Michigan, Inc. meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants have the right to make salaried deferral contributions of not less than 1% or more than 15% of their base compensation (as defined in the Plan); limited to $9,240 (indexed for future inflation) annually. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan. Effective January 1, 1993, the Sponsor established a match provision for discretionary contributions. The Sponsor match provision begins at 25% of employee contributions up to 6% of pay if certain financial criteria are met and increases up to 50% determined by an established variable schedule. A contribution of $1,311,374 was made in 1995 for fiscal 1994 and was recorded as a contribution receivable by the plan at December 31, 1994. The money that the Sponsor contributes is invested in Harley-Davidson, Inc. common stock. The value of the Sponsor match cannot be transferred or directed to any other investment option in the Plan unless the participant is age 55 or older.

Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (the "Code"). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions and earnings thereon until the participant withdraws them from the Plan.

Participants' accounts - A separate account is maintained for each applicable fund for each participant. The account balances are adjusted on a monthly basis for participants' contributions, Sponsor contributions, net investment income and distributions of participants' benefits or withdrawals.
Note A - Description of the Plan (continued)

Vesting - Participants are currently 100% vested in their accounts. Sponsor contributions vest at the earlier of the end of the participant's fifth year of employment, retirement, or death. Forfeitures of non-vested contributions are used by the Sponsor to pay future Sponsor matching contributions (none in 1994).

Payment of benefits - Benefit and withdrawal payments consist of the following:

(1) Upon retirement, death, disability, or termination of employment, the balance in a participant's separate accounts is paid to the participant or beneficiary in a lump-sum.

(2) A participant may withdraw at any time all or any portion of the vested balance of his separate accounts that does not pertain to contributions made under provisions of Section 401(k) of the Code.

3) A participant may not withdraw prior to retirement, death, disability, or termination of employment any portion of his separate accounts pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

Investment provisions - In accordance with Plan provisions, participants may direct their contributions to be invested in one or a combination of the following funds: the Strong Asset Allocation Fund (previously known as the Strong Investment Fund), the Income Fund, the Harley-Davidson, Inc. Common Stock Fund, the Fidelity Balanced Fund or the Fidelity Blue Chip Growth Fund.

The Strong Asset Allocation Fund is a mutual fund that invests in common and preferred stocks, bonds, government issues and short-term investments at the discretion of the investment manager.

The Income Fund consists primarily of investments in contracts with insurance companies whereby (a) principal generally is guaranteed (subject to certain market value withdrawal provisions) and (b) interest is credited at a specific rate, or is guaranteed at a minimum level, for a certain period of time. The Plan invests in group annuity contracts with Aetna Life Insurance Company ("Aetna"), which has discretionary authority over the investment of the contracts' funds subject to certain limitations contained in the contracts.

The Harley-Davidson, Inc. Common Stock Fund invests all contributions directly in the common stock of Harley-Davidson, Inc., an affiliate of the Sponsor of the Plan.


Note A - Description of the Plan (continued)

The Fidelity Balanced Fund is a conservatively managed growth and income mutual fund. The fund seeks to maintain a balance between quality bonds and high-yielding stocks throughout all market conditions. The fund invests in a balance of stocks and bonds in order to provide both current income consistent with the preservation of capital, and the opportunity of potential capital growth over the long term. The fund's asset proportions are adjusted depending on market conditions, but at least 25% of the total holdings always consist of fixed-income securities.

The Fidelity Blue Chip Growth Fund is a moderately aggressive stock mutual fund, with investments in well-established companies. The fund seeks growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. All investments in this fund must be in publicly-held companies with market values of at least $200 million. The securities of these companies are included in the Standard & Poor's Daily Stock Price Index of 500 Common Stocks or the Dow Jones Industrial Average.

Participants may purchase life insurance policies with a portion of their contributions. The amount of funds invested in such policies is subject to limitations as described in the Plan document. Each policy designates the trustee as the owner of the policy. All benefits, rights, and privileges under each policy, which are available while the member is living, are vested in the trustee.

Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's vested separate account balance and require a market rate of interest be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and to determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

The Plan's security investments were held in 1993 and 1994 by the Marshall & Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989. The Administrative Committee directs the trustee to invest and reinvest amounts with the current investment managers.

Plan termination - While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Sponsor contributions automatically become vested to the extent of the balance in each participant's separate accounts.



Administrative expenses - Administrative expenses generally are paid by the Sponsor.

Note B - Summary of significant accounting policies

Valuation of investments - The investments in the mutual funds and bank common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the plan year.

The unallocated insurance contract is valued at contract value as reported by Aetna. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits. The Aetna contract is a "fully benefit responsive" investment contract, as that terminology is defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". As such, this contract will continue to be carried at contract value once SOP 94-4 becomes effective.

The individual life insurance policies owned by the Plan are valued at cash surrender values as determined by First Colony Life Insurance Company.

Notes receivable from participants are stated at their unpaid principal balances which approximates fair value.

Note C - Net appreciation in fair value of investments

During 1994 and 1993 investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (as determined by reference to quoted market prices as discussed in Note B):

                                              1994                     1993
Net appreciation
  in fair value of investments
  by investment type:
    Mutual funds                        $   38,855                 $  768,550
    Common stock -
      Harley-Davidson,Inc.               1,460,704                    571,389

                                        $1,499,559                 $1,339,939
Note D - Insurance company contracts

Insurance company contracts owned by the Plan at December 31, 1994 and 1993, are summarized as follows:



                                                           At contract value
                                                        1994            1993

    Aetna Life Insurance Company
      group annuity
      contract #14077                             $15,192,282      $15,873,963



Under the group annuity contract, Aetna informs the Plan of the credited interest rate to be applied for the upcoming six month period, based on Aetna's investment experience and other factors. The contract can be discontinued by the Sponsor or Aetna subject to certain minimum notification requirements and market value withdrawal penalties. The credited interest rate for contract number 14077 during the six months ended June 30, 1994 and the six months ended December 31, 1994 was 6.10% and 6.48%, respectively.

Note E - Life insurance policies

The individual life insurance policies are issued by First Colony Life Insurance Company and are held by Marshall & Ilsley Trust Company. These policies are recorded at their cash surrender values. Cash surrender values at December 31, 1994 and 1993 were $248,368 and $219,266, respectively.

Note F - Related-party transactions

The following Harley-Davidson, Inc. common stock transactions occurred:
                                                           1994          1993
Shares held at beginning of year                          94,929        67,431
Shares purchased                                          88,229        39,205
Shares received in stock split                           134,518             -
Shares sold                                              (16,556)      (11,707)
Shares distributed to terminated
  participants                                            (4,935)            -
Shares held at end of year                               296,185        94,929

All transactions in Harley-Davidson, Inc. common stock were executed at market prices on the dates of the transactions.

The Plan received dividends of $36,480 and $10,970 on the common stock in 1994 and 1993, respectively.

Note G - Income tax status

The Plan has received a favorable determination from the U.S. Treasury Department substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. Certain amendments have been made to the Plan for which an updated determination letter has not been received. The Administrative Committee believes that an updated favorable determination will ultimately be issued.

Note H - Subsequent events

Effective May 1, 1995, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Institutional Retirement Services Company.














                             SUPPLEMENTAL SCHEDULES







                                                                      Schedule 1

                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                           ASSETS HELD FOR INVESTMENT

                                December 31, 1994



                                          Shares
                                         or face                       Current
    Description                           amount          Cost          value

Mutual funds -
  Fidelity Balanced Fund                 209,913     $ 2,725,125    $ 2,579,833
  Fidelity Blue Chip Growth Fund         192,335       4,617,098      4,991,102
  Strong Asset Allocation Fund           132,466       2,511,278      2,372,467

Bank common trust fund -
  Marshall Money Market Fund             443,246         443,246        443,246

Common stock -
  Harley-Davidson, Inc.                  296,185       5,611,117      8,293,181

Insurance company investments -
  administration contracts:
    Aetna Life Insurance
      Company group annuity
      contract #14077                $15,192,282      15,192,282     15,192,282

Cash surrender value of
   life insurance policies -
   First Colony Life
   Insurance Company                    $248,368         248,368        248,368

Participant loans, at various
   interest rates  (ranging
   from 7% to 11%) and
   maturities                         $1,331,016       1,331,016      1,331,016

Total assets held for
  investment                                         $32,679,530    $35,451,495


                                                                      Schedule 2

                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS
                OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

                          Year ended December 31, 1994



                                          Cost of
                                         purchases       Proceeds from
                        Number of (1)     during             Sales        Net
   Description          transactions     the year      during the year    gain

Category (iii) - Series of transactions in excess of 5 percent of plan assets Insurance company contracts:
  Aetna Life Insurance
    Company group
    annuity contract          28P;15S   $1,889,777        $2,571,459  $      -

Bank common trust funds -
  Marshall Money Market
    Fund                    494P;360S    9,354,826         9,183,659         -

Mutual fund -
  Fidelity Balanced
    Fund                       26P;5S    1,094,729           518,272   (16,715)
  Fidelity Blue Chip
    Growth Fund                26P;5S    2,206,250            86,183     7,942

Common stock -
  Harley-Davidson, Inc.       55P;34S    3,371,186           727,452   187,705


There were no category (i), (ii), or (iv) reportable transactions during 1994.


(1)  P=Purchase;  S=Sale